UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

ADAMS GOLF, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class Of Securities)

006228-10-0
(CUSIP Number)

Linda Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
100 Med Tech Parkway, Suite 200
Johnson City, Tennessee 37602
(423) 928 0181
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box”☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	SJ Strategic Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,467,696
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,467,696
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,467,696
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.12%
14.	Type of Reporting Person (See Instructions)		OO

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,467,696
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,467,696
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,467,696
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.12%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,467,696
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,467,696
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,467,696
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.12%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Susan Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,467,696
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,467,696
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,467,696
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.12%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,467,696
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,467,696
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,467,696
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.12%
14.	Type of Reporting Person (See Instructions)		IN

	CUSIP No. 006228-10-0
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joseph R. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,478,694
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,478,694
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		4,478,694
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		18.16%
14.	Type of Reporting Person (See Instructions)		IN

This Amendment to the Schedule 13D, filed previously on January 30, 2007, and amended May 23, 2007 and November 6, 2007,  relating to the Common Stock  (as defined below) of the Issuer (as defined below) is being filed to report the acquisition of additional shares.

Item 1.   Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, $.001 par value (the "Common Stock") of Adams Golf, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 300 Delaware Avenue, Suite 572, Wilmington, Delaware 19801.

Item 2.   Identity and Background

(a)   Name: This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, husband and wife, Susan Gregory and James M. Gregory and Joseph R. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory. Joseph R. Gregory is a brother of John M. Gregory.

(b)   Residence or business address: The address for SJSI and its members is:

SJ Strategic Investments LLC
340 Martin Luther King, Jr. Blvd., Suite 200
Bristol, TN 37620

The address for Joseph R. Gregory is:
Gregory Management Co., LLC
620 Shelby Street
Bristol, TN 37620

(c)   Present Principal Occupation or Employment: John M. Gregory is the managing member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI.  James M. Gregory is a full time student. Joseph R. Gregory is the managing member of Gregory Management Co., LLC.

(d)    Criminal Conviction: None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Court or Administrative Proceedings: None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship: All individuals are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration:

The securities acquired by SJSI and its members were acquired with working capital of SJSI. The aggregate purchase price of the additional securities acquired by SJSI and its members was approximately $1.6 million. The securities acquired by Joseph R. Gregory were acquired with personal funds. The aggregate purchase price of the additional securities acquired by Joseph R. Gregory was approximately $1.6 million.

Item 4.      Purpose of Transaction

The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares up to approximately 40% of the Issuer's outstanding shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors including availability of shares for purchase and compliance with the Issuer's insider trading policies and other rules and regulations pertaining to the purchase and sale of securities by affiliates of the Issuer. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Except as described in section (d) below, none of the Reporting Persons has any plan or proposal which relates to or which would result in:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   John M. Gregory and Joseph R. Gregory were appointed to the board of directors of the Issuer on November 6, 2007.

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or  proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a    registered national securities association;

(i)        A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
The calculations in this Item are based on 24,660,813 shares of Common Stock issued and outstanding as of November 5, 2007 (based on disclosures made by the Issuer in its quarterly report on Form 10-Q filed on November 6, 2007. As of the date hereof, the Reporting Persons beneficially owned 8,946,390 shares or 36.28 percent of the outstanding shares of the outstanding Common Stock. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

However, the foregoing should not be construed as an admission by SJSI, John M. Gregory, Joan P. Gregory, Susan Gregory or James M. Gregory that, for purposes of Section
13(d) or  13(g) of the Act, they are the beneficial owners of shares held by Joseph R. Gregory.  Similarly, the foregoing should not be considered an admission by Joseph R. Gregory that, for purposes of Section 13(d) or 13(g) of the Act, he is the benefical owner of shares held by the other Reporting Persons.

(b)
SJSI has the sole power to vote or direct the vote of 4,467,696 shares and the sole power to dispose or direct the disposition of 4,467,696 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of the 4,467,696 shares and the sole power to dispose and direct the disposition of 4,467,696 shares. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI. Joseph R. Gregory has the sole power to vote or direct the vote of 4,478,694 shares and the sole power to dispose or direct the disposition of 4,478,694 shares.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transaction, with the purchase having been made for cash.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
November 29, 2007	230,000	$2.25
November 30, 2007	1,216,509	$2.25

(d)
The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The Reporting Persons do not have any contract, arrangement, understandings, or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 - Letter Agreement by and between SJ Strategic Investments LLC and B.H. (Barney) Adams.

Exhibit 2 - Letter Agreement by and between Joseph R. Gregory and B.H. (Barney) Adams.

Exhibit 3 - Stock Purchase Agreement by and between Joseph R. Gregory and ADGO Investments, LLC, Richard L. Scott Revocable Trust and F. Arnette Scott Revocable Trust.

Exhibit 4 - Stock Purchase Agreement by and between SJ Strategic Investments LLC and ADGO Investments, LLC, Richard L. Scott Revocable Trust and F. Arnette Scott Revocable Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 3, 2007                                                                                             /s/ John M. Gregory
             John M. Gregory

               /s/ Joan P. Gregory
                                                     Joan P. Gregory

                                               /s/ Susan Gregory
              Susan Gregory

        /s/ James M. Gregory
              James M. Gregory

                                                                  /s/ Joseph R. Gregory
                                                                                                                         Joseph R. Gregory

                                            SJ Strategic Investments LLC

       By: /s/ John M. Gregory
         John M. Gregory
      Its: Managing Member

EXHIBIT 1

November 29, 2007

B.H. (Barney) Adams
c/o Adams Golf, Inc.
2801 E. Plano Parkway
Plano, Texas 75074

The undersigned (the “Investor”) hereby agrees to acquire from B.H. (Barney) Adams (the “Seller”) the number of shares of Common Stock, $0.001 par value per share, of Adams Golf, Inc., a Delaware corporation (the “Issuer”), contemplated by the signature page hereto (the “Securities”) for the consideration indicated on the signature page hereto.  To induce the Seller to sell, and in connection with the sale by the Seller of, the Securities to the Investor (the “Sale”), the Investor made and makes, as applicable, the following representations, warranties, and agreements to and with the Seller, as applicable, on and as of the date hereof and at and as of the time of the Sale to the same extent and with the same effect as if made at and as of the time of the Sale:

The Investor is acquiring the Securities for the account of the Investor (and not for the account of any other person) for investment and not with a view to, or in connection with, any offer, sale, distribution, division, or disposition of the Securities in violation of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other applicable law, rule, or regulation (collectively, with the Securities Act and the Exchange Act, the “Law”).  The Investor (i) is not acquiring, offering, selling, or otherwise disposing for the Seller, the Issuer, or any person or otherwise in connection with any distribution of the Securities, (ii) does and shall not participate or have a direct or indirect participation in any such undertaking, and (iii) does and shall not participate or have a participation in the direct or indirect underwriting of such an undertaking, in any case, in violation of the Law.

The Investor is an “accredited investor” (as defined in Rule 501 under the Securities Act) and able to bear the economic risk of the Securities and has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities.

At a reasonable time prior to the Sale, the Seller (i) furnished to the Investor all information that the Investor considers necessary, adequate, appropriate, and/or material to an understanding of the Issuer, the business, financial condition, and results of operations of the Issuer, and the Securities and otherwise in connection with the Sale, (ii) made available to the Investor the opportunity to ask questions and receive answers concerning the Sale and to obtain any additional information which the Seller possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to Investor, and (iii) provided written disclosure to, and advised, the Investor of the limitations on resale of the Securities and that the Securities are restricted securities, have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or unless an exemption from registration is available. Stop-transfer orders may be issued with respect to the Securities and legends may be placed on the certificate(s) and other document(s) that evidence(s) the Securities stating that the Securities have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale of the Securities.  Neither the Seller, the Issuer, nor any person acting on behalf of the Seller or the Issuer solicited buy orders from the Investor or offered or sold the Securities to the Investor by any form of general solicitation or general advertising.

The Seller may have been and be or come to be an affiliate of the Issuer and have been and be or come to be aware of, and may have possessed and possess or come to possess, material nonpublic information (the “Information”) about the Securities and the Issuer as of the Sale and such information could be material to an investment decision to purchase the Securities.  The Seller may (i) owe a duty of trust or confidence directly, indirectly, or derivatively to the Issuer or the stockholders of the Issuer, or to any other person who is the source of the Information and (ii) not have been or be permitted to, and may not, have disclosed, furnished, or made available or disclose, furnish, or make available the Information to the Investor.

The Investor has, on the basis of such information as the Investor deems necessary, adequate, appropriate, and/or material, (i) independently investigated and evaluated the Issuer, the Securities, and the merits and risks and value of an investment in the Securities without any reliance on the Seller, the Issuer, or any other person, (ii) decided not to require, request, or expect the Seller to disclose, furnish, or make available the Information to the Investor, and (iii) decided to purchase the Securities.  The Investor expressly waives any and all claims of reliance, and any duty, including any fiduciary duty, owed by the Seller or the Issuer, if any, in connection with or relating to the Sale.

Remainder of Page Intentionally Left Blank.
Signature Page(s) to Follow.

IN WITNESS WHEREOF, the undersigned has caused this Investment Representation Letter Agreement to be executed and effective as of the date first written above.

            Shares of Common Stock:      115,000

            Consideration:      $258,750 ($2.25 per share)

            INVESTOR:

            SJ Strategic Investments LLC

            By:  /s/ Gregory J. Tebeau
            Name: Gregory J. Tebeau
            Title:  Chief Financial Officer

Signature Page to Investment Representation Letter Agreement.

The Seller hereby represents and warrants that (i) he owns all right, title and interest in and to the Securities, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws, (ii) he has the right, power and capacity to consummate the transactions contemplated hereby, (iii) the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (a) violate any agreement to which the Seller is a party or by which the Seller is bound, (b) violate any provision of law, statute, rule or regulation to which the Seller is subject, (c) violate any order, judgment or decree applicable to the Seller, or (iv) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Securities. The Seller hereby covenants and agrees that he will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within his control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated herein.  This Investment Representation Letter Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument.

AGREED AND ACCEPTED:

/s/ B.H. Adams
B.H. Adams

Exhibit 2

November 29, 2007

B.H. (Barney) Adams
c/o Adams Golf, Inc.
2801 E. Plano Parkway
Plano, Texas 75074

The undersigned (the “Investor”) hereby agrees to acquire from B.H. (Barney) Adams (the “Seller”) the number of shares of Common Stock, $0.001 par value per share, of Adams Golf, Inc., a Delaware corporation (the “Issuer”), contemplated by the signature page hereto (the “Securities”) for the consideration indicated on the signature page hereto.  To induce the Seller to sell, and in connection with the sale by the Seller of, the Securities to the Investor (the “Sale”), the Investor made and makes, as applicable, the following representations, warranties, and agreements to and with the Seller, as applicable, on and as of the date hereof and at and as of the time of the Sale to the same extent and with the same effect as if made at and as of the time of the Sale:

The Investor is acquiring the Securities for the account of the Investor (and not for the account of any other person) for investment and not with a view to, or in connection with, any offer, sale, distribution, division, or disposition of the Securities in violation of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other applicable law, rule, or regulation (collectively, with the Securities Act and the Exchange Act, the “Law”).  The Investor (i) is not acquiring, offering, selling, or otherwise disposing for the Seller, the Issuer, or any person or otherwise in connection with any distribution of the Securities, (ii) does and shall not participate or have a direct or indirect participation in any such undertaking, and (iii) does and shall not participate or have a participation in the direct or indirect underwriting of such an undertaking, in any case, in violation of the Law.

The Investor is an “accredited investor” (as defined in Rule 501 under the Securities Act) and able to bear the economic risk of the Securities and has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities.

At a reasonable time prior to the Sale, the Seller (i) furnished to the Investor all information that the Investor considers necessary, adequate, appropriate, and/or material to an understanding of the Issuer, the business, financial condition, and results of operations of the Issuer, and the Securities and otherwise in connection with the Sale, (ii) made available to the Investor the opportunity to ask questions and receive answers concerning the Sale and to obtain any additional information which the Seller possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to Investor, and (iii) provided written disclosure to, and advised, the Investor of the limitations on resale of the Securities and that the Securities are restricted securities, have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or unless an exemption from registration is available. Stop-transfer orders may be issued with respect to the Securities and legends may be placed on the certificate(s) and other document(s) that evidence(s) the Securities stating that the Securities have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale of the Securities.  Neither the Seller, the Issuer, nor any person acting on behalf of the Seller or the Issuer solicited buy orders from the Investor or offered or sold the Securities to the Investor by any form of general solicitation or general advertising.

The Seller may have been and be or come to be an affiliate of the Issuer and have been and be or come to be aware of, and may have possessed and possess or come to possess, material nonpublic information (the “Information”) about the Securities and the Issuer as of the Sale and such information could be material to an investment decision to purchase the Securities.  The Seller may (i) owe a duty of trust or confidence directly, indirectly, or derivatively to the Issuer or the stockholders of the Issuer, or to any other person who is the source of the Information and (ii) not have been or be permitted to, and may not, have disclosed, furnished, or made available or disclose, furnish, or make available the Information to the Investor.

The Investor has, on the basis of such information as the Investor deems necessary, adequate, appropriate, and/or material, (i) independently investigated and evaluated the Issuer, the Securities, and the merits and risks and value of an investment in the Securities without any reliance on the Seller, the Issuer, or any other person, (ii) decided not to require, request, or expect the Seller to disclose, furnish, or make available the Information to the Investor, and (iii) decided to purchase the Securities.  The Investor expressly waives any and all claims of reliance, and any duty, including any fiduciary duty, owed by the Seller or the Issuer, if any, in connection with or relating to the Sale.

Remainder of Page Intentionally Left Blank.
Signature Page(s) to Follow.

IN WITNESS WHEREOF, the undersigned has caused this Investment Representation Letter Agreement to be executed and effective as of the date first written above.

            Shares of Common Stock:      115,000

            Consideration:                        $258,750 ($2.25 per share)

            INVESTOR:

            /s/ Joseph R. Gregory
                                                                        Joseph R. Gregory

Signature Page to Investment Representation Letter Agreement.

The Seller hereby represents and warrants that (i) he owns all right, title and interest in and to the Securities, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws, (ii) he has the right, power and capacity to consummate the transactions contemplated hereby, (iii) the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (a) violate any agreement to which the Seller is a party or by which the Seller is bound, (b) violate any provision of law, statute, rule or regulation to which the Seller is subject, (c) violate any order, judgment or decree applicable to the Seller, or (iv) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Securities. The Seller hereby covenants and agrees that he will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within his control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated herein.  This Investment Representation Letter Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument.

AGREED AND ACCEPTED:

/s/ B.H. Adams
B.H. Adams

Exhibit 3

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 30th day of November, 2007 (the “Agreement Date”) by and between Joseph R. Gregory, (the “Buyer”), ADGO Investments, LLC (“ADGO”), a Delaware limited liability company, Richard L. Scott Revocable Trust (“Scott Trust”), and F. Annette Scott Revocable Trust (“Ann Trust”) (collective, ADGO, Scott Trust and Ann Trust are referred to herein as the “Sellers” and each individually as a “Seller”).

Statement of Purpose

The Sellers desire to sell to the Buyer, and the Buyer desires to buy from the Sellers, an aggregate of 608,254 shares (the “Shares”) of the Common Stock, $.001 par value (the “Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Company”), at a price of $2.25 per share, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the Statement of Purpose and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1           Purchase and Sale of Common Stock.  The Sellers hereby agree to sell, assign, transfer and deliver the Shares to the Buyer and the Buyer hereby agrees to purchase and acquire the Shares for consideration of Two and 25/100 Dollars ($2.25) per Share or an aggregate of One Million Three Hundred Sixty Eight Thousand Five Hundred Seventy One and 50/100 Dollars ($1,368,571.50) (the “Purchase Price”).  The Purchase Price shall be paid by the Buyer by wiring such amount, in immediately available funds, to the Sellers in accordance with the instructions on Annex I hereto, upon execution hereof against delivery to the Buyer of the stock certificates, and accompanying stock powers, for the Shares.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby severally represent and warrant to the Buyer as follows:

2.1           Title.  The Sellers own all right, title, and interest in and to the Shares, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws.

2.2           Power and Authority.  The Sellers have the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each Seller, constitutes the legal, valid and binding obligation of each Seller and is enforceable against him in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any agreement to which a Seller is a party or by which a Seller is bound, (ii) violate any provision of law, statute, rule or regulation to which a Seller is subject, (iii) violate any order, judgment or decree applicable to a Seller, or (iv) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Shares.

2.3           No Broker’s Fees.  The Sellers have not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

2.4           Consents and Approvals.  To the actual knowledge of the Sellers, no consent, approval, authorization of or declaration, filing, registration, or similar action with any third party or any federal, state, county, local, foreign or other governmental, public or regulatory agencies, authorities (including self-regulatory authorities), courts, instrumentalities, commissions, boards or bodies (each, a “Regulatory Authority”) having jurisdiction over the Sellers is required in connection with the execution, delivery, and performance by the Sellers of this Agreement or the consummation of the transactions contemplated hereby.

2.5           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened against the Sellers in respect of the consummation of the transactions contemplated hereby.

2.6           “Big Boy” Provision.

(a)  The Sellers hereby acknowledge that the Buyer possesses, or may come to possess, material, non-public information about the Company which is not known to the Sellers and which may be material to a decision to sell the Shares, including without limitation, information received on a confidential basis (the “Information”), and that the Sellers wish to proceed with the transactions contemplated hereby without disclosure to the Sellers of such Information by the Buyer.  The Sellers also hereby acknowledge and agree that the Buyer shall not have any obligation to disclose any of such Information to the Sellers.

(b) The Sellers further acknowledge, agree and represent that they have adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Sellers’ Shares and have independently and without reliance upon either the Buyer or its agents made their own analysis and decision to sell, or cause the sale of, the Sellers’ Shares. The Buyer shall have no liability to the Sellers and the Sellers hereby waive, release, acquit and forever discharge, to the fullest extent permitted by law, any and all claims and causes of action they have or may have as of the Closing Date against the Buyer and/or its respective employees, representatives and agents (collectively, “Related Persons”), relating either directly or indirectly or arising out of Buyer not disclosing the Information, including, without limitation, any claims of detrimental reliance on such non-disclosure of the Information, the financial condition or prospects of the Company or the value of the Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as follows:

3.1           Authorization.  The Buyer is at least 21 years of age, has adequate means of providing for all of his current and foreseeable needs and personal contingencies and has no need for liquidity in this investment.  The Buyer has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Buyer, constitutes the legal, valid and binding obligation of the Buyer and is enforceable against him in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with, violate, or result in a breach or acceleration of any of the terms or provisions of any agreement to which the Buyer is a party or by which the Buyer is bound, (ii) violate any provision of law, statute, rule or regulation to which the Buyer is subject or (iii) violate any order, judgment or decree applicable to the Buyer.

3.3           Exemption from Securities Registration.  The Buyer understands that the Shares are not registered under Securities Act of 1933, as amended (the “Securities Act”), the Tennessee Securities Act of 1980, as amended (the “Tennessee Act”), or other applicable state securities laws on the grounds that the sale provided for in this Agreement is exempt from registration under the Securities Act, the Tennessee Act and other applicable state securities laws.  The Buyer is acquiring the Shares for its own account, for investment purposes only, and not with a view towards their distribution within the meaning of Section 2(a)(11) of the Securities Act in any manner that would be in violation of the Securities Act.  The Buyer has had reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about the Company’s business, financial condition, operations and value that the Buyer believes to be relevant to its purchase of the Shares.  The Buyer is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501(a) and is sophisticated and experienced in evaluating the merits and risks involving an investment in the Company’s securities and the particulars of the purchase of the Shares.  The Buyer has the ability to bear the economic risks of its purchase of the Shares and has been able to obtain all information and to ask and receive satisfactory answers to all questions required in making an informed decision regarding its investment in the Company.  The foregoing, however, does not limit or modify the representations and warranties of the Sellers in Section 2 of this Agreement or the right of the Buyer to rely thereon.

3.4           Restrictions on Resale.  The Buyer understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act and applicable state securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely.

3.5           No Brokers’ Fees.  The Buyer has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

3.6           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration or similar action with any third party or any Regulatory Authority having jurisdiction over the Buyer is required in connection with the execution, delivery, and performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby.

3.7           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened, against the Buyer in respect of the consummation of the transactions contemplated hereby.

ARTICLE IV
ADDITIONAL COVENANTS OF THE PARTIES

The Sellers and the Buyer hereby covenant to and agree with one another that, subject to the terms and conditions herein provided, each will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within their control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

ARTICLE V
INDEMNIFICATION

5.1           Indemnification.

(a)           Except as otherwise provided, the Sellers agree to indemnify and reimburse the Buyer, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Buyer Protected Parties”) for any and all liabilities, damages (including fines, penalties and civil or criminal judgments or settlements), costs (including court costs) and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Loss” or “Losses”) incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Sellers in this Agreement.

(b)           Except as otherwise provided, the Buyer agrees to indemnify and reimburse the Sellers, their successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Seller Protected Parties,” and together with the Buyer Protected Parties, the “Protected Parties”) for any and all Losses incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Buyer in this Agreement.

5.2           Notice of Claim.  A Protected Party shall promptly notify the Sellers or Buyer, as applicable, in writing of any claim for recovery, specifying in reasonable detail the nature and date of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom.  The Protected Party shall provide to the Sellers or Buyer, as applicable, as promptly as practicable thereafter information and documentation reasonably requested by the Sellers or Buyer, as applicable, to support and verify the claim asserted, provided that the failure to give such prompt notice shall not affect the Sellers’ or Buyer's, as applicable, obligation to indemnify a Protected Party absent a showing of actual prejudice to the Sellers or Buyer, as applicable.  The Sellers and Buyer, as applicable, shall promptly and fully reimburse the Protected Party to the fullest extent of the Loss following receipt of such claim, but in no event more than thirty (30) days from the receipt thereof, time being of the essence.

ARTICLE VI
MISCELLANEOUS

6.1           Notices.  Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

if to the Sellers to:	c/o Richard L. Scott Investments, LLC
28 West 44th Street, Suite 1111
New York, NY 10036
Fax: (212) 398-2033

if to the Buyer to:	Gregory Management Co., LLC
Attn: Michael S. McKinney, Esq.
620 Shelby Street
Bristol, Tennessee 37620
Fax: (423) 793-0129

or at such other address for a party as shall be specified by like notice.  Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party (or its agent for notices hereunder).

6.2           Further Cooperation.  From and after the Agreement Date, the parties will each take all such action and deliver all such documents as shall be reasonably necessary or appropriate to confirm and vest title to the Shares in the Buyer and otherwise to enable the Buyer to enjoy the benefits contemplated by this Agreement.

6.3           Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

6.4           Waiver.  Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

6.5           Expenses.  The Sellers and the Buyer shall each pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

6.6           Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York without giving effect to its conflicts of law principles.

6.7           Attorneys’ Fees.  In the event a party fails to perform, does not fully perform or otherwise breaches its obligations under this Agreement, the breaching party shall pay the reasonable attorneys’ fees, costs and expenses of the non-breaching party resulting from such breach or failure.

6.8           No Third-Party Beneficiaries.  With the exception of the parties to this Agreement, there shall exist no right of any person other than the Company to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

6.9            Successors and Assigns.  The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  Neither the Sellers nor the Buyer may assign its rights, duties or obligations hereunder or any part thereof to any other person or entity without the prior written consent of the other party hereto.

6.10           Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

6.11           Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

6.12           Construction.  Words of inclusion shall not be construed as terms of limitation herein, so that references to “included” matters shall be regarded as nonexclusive, noncharacterizing illustrations.  The parties hereto acknowledge and agree that (i) each party hereto and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its revision, (ii) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of it, and (iii) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

6.13           References.  Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement.

6.14           Counterparts; Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  Facsimile copies of signatures hereto or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) shall be deemed as effective as originals.

[signatures on following page]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an authorized representative as of the day and year first above written.

“SELLERS”

RICHARD L. SCOTT REVOCABLE TRUST

By: /s/ Richard L. Scott
Name: Richard L. Scott
Title:  Trustee

F. ANNETTE SCOTT REVOCABLE TRUST

By: /s/ F. Annette Scott
Name:  F. Annette Scott
Title:  Trustee

ADGO INVESTMENTS, LLC

By: /s/Richard L. Scott
Name: Richard L. Scott
Title:  Managing Member

“BUYER” /s/Joseph R. Gregory Joseph R. Gregory

Exhibit 4

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 30th day of November, 2007 (the “Agreement Date”) by and between SJ Strategic Investments, LLC, a Tennessee limited liability company, located at 340 Martin Luther King, Jr. Boulevard, Suite 200, Bristol, Tennessee 37620 (the “Buyer”), ADGO Investments, LLC (“ADGO”), a Delaware limited liability company, Richard L. Scott Revocable Trust (“Scott Trust”), and F. Annette Scott Revocable Trust (“Ann Trust”) (collective, ADGO, Scott Trust and Ann Trust are referred to herein as the “Sellers” and each individually as a “Seller”).

Statement of Purpose

The Sellers desire to sell to the Buyer, and the Buyer desires to buy from the Sellers, an aggregate of 608,255 shares (the “Shares”) of the Common Stock, $.001 par value (the “Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Company”), at a price of $2.25 per share, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the Statement of Purpose and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1           Purchase and Sale of Common Stock.  The Sellers hereby agree to sell, assign, transfer and deliver the Shares to the Buyer and the Buyer hereby agrees to purchase and acquire the Shares for consideration of Two and 25/100 Dollars ($2.25) per Share or an aggregate of One Million Three Hundred Sixty Eight Thousand Five Hundred Seventy Three and 75/100 Dollars ($1,368,573.75) (the “Purchase Price”).  The Purchase Price shall be paid by the Buyer by wiring such amount, in immediately available funds, to the Sellers in accordance with the instructions on Annex I hereto, upon execution hereof against delivery to the Buyer of the stock certificates, and accompanying stock powers, for the Shares.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby severally represent and warrant to the Buyer as follows:

2.1           Title.  The Sellers own all right, title, and interest in and to the Shares, free and clear of all liens, claims, charges, security interests, options, encumbrances, or restrictions whatsoever, except for restrictions imposed by applicable federal and state securities laws.

2.2           Power and Authority.  The Sellers have the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each Seller, constitutes the legal, valid and binding obligation of each Seller and is enforceable against him in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any agreement to which a Seller is a party or by which a Seller is bound, (ii) violate any provision of law, statute, rule or regulation to which a Seller is subject, (iii) violate any order, judgment or decree applicable to a Seller, or (iv) result in the imposition of any lien, claim, charge, security interest, option, encumbrance, or other restriction on the Shares.

2.3           No Broker’s Fees.  The Sellers have not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

2.4           Consents and Approvals.  To the actual knowledge of the Sellers, no consent, approval, authorization of or declaration, filing, registration, or similar action with any third party or any federal, state, county, local, foreign or other governmental, public or regulatory agencies, authorities (including self-regulatory authorities), courts, instrumentalities, commissions, boards or bodies (each, a “Regulatory Authority”) having jurisdiction over the Sellers is required in connection with the execution, delivery, and performance by the Sellers of this Agreement or the consummation of the transactions contemplated hereby.

2.5           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened against the Sellers in respect of the consummation of the transactions contemplated hereby.

2.6           “Big Boy” Provision.

(a)  The Sellers hereby acknowledge that the Buyer possesses, or may come to possess, material, non-public information about the Company which is not known to the Sellers and which may be material to a decision to sell the Shares, including without limitation, information received on a confidential basis (the “Information”), and that the Sellers wish to proceed with the transactions contemplated hereby without disclosure to the Sellers of such Information by the Buyer.  The Sellers also hereby acknowledge and agree that the Buyer shall not have any obligation to disclose any of such Information to the Sellers.

(b) The Sellers further acknowledge, agree and represent that they have adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Sellers’ Shares and have independently and without reliance upon either the Buyer or its agents made their own analysis and decision to sell, or cause the sale of, the Sellers’ Shares. The Buyer shall have no liability to the Sellers and the Sellers hereby waive, release, acquit and forever discharge, to the fullest extent permitted by law, any and all claims and causes of action they have or may have as of the Closing Date against the Buyer and/or its respective employees, representatives and agents (collectively, “Related Persons”), relating either directly or indirectly or arising out of Buyer not disclosing the Information, including, without limitation, any claims of detrimental reliance on such non-disclosure of the Information, the financial condition or prospects of the Company or the value of the Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Sellers as follows:

3.1           Organization and Qualification.  The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee.  The Buyer is duly qualified and in good standing as a foreign corporation in each of the jurisdictions where such qualification is required by law, except where the failure to so qualify would not have a material adverse effect on the Buyer.

3.2           Power and Authority.  The Buyer has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by all necessary limited liability company action by the Buyer.  This Agreement has been duly and validly executed and delivered by the Buyer, constitutes the legal, valid and binding obligation of the Buyer and is enforceable against it in accordance with its provisions, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally or by general principles of equity.  The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with, violate, or result in a breach or acceleration of any of the terms or provisions of any agreement to which the Buyer is a party or by which the Buyer is bound, (ii) violate any provision of law, statute, rule or regulation to which the Buyer is subject, (iii) violate any order, judgment or decree applicable to the Buyer, or (iv) violate any provision of the articles or organization or limited liability company agreement of the Buyer, as each may be amended.

3.3           Exemption from Securities Registration.  The Buyer understands that the Shares are not registered under Securities Act of 1933, as amended (the “Securities Act”), the Tennessee Securities Act of 1980, as amended (the “Tennessee Act”), or other applicable state securities laws on the grounds that the sale provided for in this Agreement is exempt from registration under the Securities Act, the Tennessee Act and other applicable state securities laws.  The Buyer is acquiring the Shares for its own account, for investment purposes only, and not with a view towards their distribution within the meaning of Section 2(a)(11) of the Securities Act in any manner that would be in violation of the Securities Act.  The Buyer has had reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material information about the Company’s business, financial condition, operations and value that the Buyer believes to be relevant to its purchase of the Shares.  The Buyer is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501(a) and is sophisticated and experienced in evaluating the merits and risks involving an investment in the Company’s securities and the particulars of the purchase of the Shares.  The Buyer has the ability to bear the economic risks of its purchase of the Shares and has been able to obtain all information and to ask and receive satisfactory answers to all questions required in making an informed decision regarding its investment in the Company.  The foregoing, however, does not limit or modify the representations and warranties of the Sellers in Section 2 of this Agreement or the right of the Buyer to rely thereon.

3.4           Restrictions on Resale.  The Buyer understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act and applicable state securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely.

3.5           No Brokers’ Fees.  The Buyer has not authorized any person to act as broker, finder or in any other similar capacity in connection with the transactions contemplated by this Agreement.

3.6           Consents and Approvals.  No consent, approval, authorization of or declaration, filing, registration or similar action with any third party or any Regulatory Authority having jurisdiction over the Buyer is required in connection with the execution, delivery, and performance by the Buyer of this Agreement or the consummation of the transactions contemplated hereby.

3.7           Litigation.  There is no litigation, suit, proceeding, arbitration, or similar action pending or overtly threatened, against the Buyer in respect of the consummation of the transactions contemplated hereby.

ARTICLE IV
ADDITIONAL COVENANTS OF THE PARTIES

The Sellers and the Buyer hereby covenant to and agree with one another that, subject to the terms and conditions herein provided, each will attempt reasonably and in good faith to take, or cause to be taken, all actions reasonably within their control that are necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

ARTICLE V
INDEMNIFICATION

5.1           Indemnification.

(a)           Except as otherwise provided, the Sellers agree to indemnify and reimburse the Buyer, its successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Buyer Protected Parties”) for any and all liabilities, damages (including fines, penalties and civil or criminal judgments or settlements), costs (including court costs) and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Loss” or “Losses”) incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Sellers in this Agreement.

(b)           Except as otherwise provided, the Buyer agrees to indemnify and reimburse the Sellers, their successors and assigns, and their respective officers, managers, members, employees, agents and other related persons (the “Seller Protected Parties,” and together with the Buyer Protected Parties, the “Protected Parties”) for any and all Losses incurred directly as a result of any breach of any representation, warranty, covenant or agreement made by the Buyer in this Agreement.

5.2           Notice of Claim.  A Protected Party shall promptly notify the Sellers or Buyer, as applicable, in writing of any claim for recovery, specifying in reasonable detail the nature and date of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom.  The Protected Party shall provide to the Sellers or Buyer, as applicable, as promptly as practicable thereafter information and documentation reasonably requested by the Sellers or Buyer, as applicable, to support and verify the claim asserted, provided that the failure to give such prompt notice shall not affect the Sellers’ or Buyer's, as applicable, obligation to indemnify a Protected Party absent a showing of actual prejudice to the Sellers or Buyer, as applicable.  The Sellers and Buyer, as applicable, shall promptly and fully reimburse the Protected Party to the fullest extent of the Loss following receipt of such claim, but in no event more than thirty (30) days from the receipt thereof, time being of the essence.

ARTICLE VI
MISCELLANEOUS

6.1           Notices.  Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

if to the Sellers to:	c/o Richard L. Scott Investments, LLC
28 West 44th Street, Suite 1111
New York, NY 10036
Fax: (212) 398-2033

if to the Buyer to:	SJ Strategic Investments LLC
Attn: Mark M. Manno, Esq.
340 Martin Luther King, Jr. Boulevard, Suite 200
Bristol, Tennessee 37620

or at such other address for a party as shall be specified by like notice.  Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party (or its agent for notices hereunder).

6.2           Further Cooperation.  From and after the Agreement Date, the parties will each take all such action and deliver all such documents as shall be reasonably necessary or appropriate to confirm and vest title to the Shares in the Buyer and otherwise to enable the Buyer to enjoy the benefits contemplated by this Agreement.

6.3           Entire Agreement.  This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

6.4           Waiver.  Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.  No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

6.5           Expenses.  The Sellers and the Buyer shall each pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel.

6.6           Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York without giving effect to its conflicts of law principles.

6.7           Attorneys’ Fees.  In the event a party fails to perform, does not fully perform or otherwise breaches its obligations under this Agreement, the breaching party shall pay the reasonable attorneys’ fees, costs and expenses of the non-breaching party resulting from such breach or failure.

6.8           No Third-Party Beneficiaries.  With the exception of the parties to this Agreement, there shall exist no right of any person other than the Company to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

6.9            Successors and Assigns.  The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.  Neither the Sellers nor the Buyer may assign its rights, duties or obligations hereunder or any part thereof to any other person or entity without the prior written consent of the other party hereto.

6.10           Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

6.11           Headings.  The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

6.12           Construction.  Words of inclusion shall not be construed as terms of limitation herein, so that references to “included” matters shall be regarded as nonexclusive, noncharacterizing illustrations.  The parties hereto acknowledge and agree that (i) each party hereto and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its revision, (ii) the normal rule of construction, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of it, and (iii) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

6.13           References.  Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement.

6.14           Counterparts; Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.  Facsimile copies of signatures hereto or e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto) shall be deemed as effective as originals.

[signatures on following page]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an authorized representative as of the day and year first above written.

“SELLERS”

RICHARD L. SCOTT REVOCABLE TRUST

By: /s/ Richard L. Scott
Name:Richard L. Scott
Title: Trustee

F. ANNETTE SCOTT REVOCABLE TRUST

By: /s/ F. Annette Scott
Name: F. Annette Scott
Title:  Trustee

ADGO INVESTMENTS, LLC

By: /s/ Richard L. Scott
Name: Richard L. Scott
Title:  Managing Member

“BUYER” SJ STRATEGIC INVESTMENTS LLC By: /s/Gregory J. Tebeau Name: Gregory J. Tebeau Title: Chief Financial Officer